SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               Loral Corporation
             (Exact name of registrant as specified in its charter)

     New York                                          13-1718360
(State of incorporation                              (I.R.S. Employer
or organization)                                     Identification No.)

                   600 Third Avenue
                  New York, New York                     10016
--------------------------------------------------------------------------------
(Address of principal executive offices)             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered
-------------------                            ------------------------------
Rights to Purchase                                New York Stock Exchange
  Series A Preferred Stock

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and
is to become  effective   simultaneously   with  the  effectiveness  of  a
concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be
         Registered.

         On January 7, 1996, the Board of Directors of Loral Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $.25 per share (the "Common Stock"), payable to stockholders of record at the close of business on January 22, 1996 (the "Record Date") and with respect to the Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to the Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company a unit consisting initially of one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Company, at a Purchase Price of $180 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of January 10, 1996, between the Company and The Bank of New York, as Rights Agent.

         Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days (or such later date as the Board of Directors shall determine) following public disclosure that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below), or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person". Except as set forth below, an "Acquiring Person" is a person or group of affiliated or associated persons who has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock. The term "Acquiring Person" excludes (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, or (iv) any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.

         Until the occurrence of the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of

Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         As soon as practicable after the occurrence of the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except in certain circumstances specified in the Rights Agreement or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the occurrence of the Distribution Date. The Rights will expire at the close of business on January 22, 2006, unless extended or earlier redeemed by the Company as described below.

         In the event that, at any time following the Distribution Date, a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void and nontransferable and any holder of any such right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right. For example, at an exercise price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $400 worth of Common Stock (or other consideration, as noted above) for $200. Assuming that the Common Stock had a per share value of $40 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $200.

         In the event that, at any time following the date on which there has been public disclosure that, or of facts indicating that, a person has become an Acquiring Person (the "Stock Acquisition Date"), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold, mortgaged or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         Because of the nature of the Preferred Stock's dividend and liquidation rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Preferred Stock will be entitled to a $1 preference, and thereafter the holders of the shares of Preferred Stock will be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. These rights are protected by customary antidilution provisions.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.0001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by resolution of the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its affiliates or associates), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         Each share of Common Stock outstanding at the close of business on January 22, 1996 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each new share of Common Stock so that all such shares will have attached Rights. 250,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days (or such later date as may be determined by action of the Board of Directors) following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         Pursuant to Amendment No. 1 to the Rights Agreement dated as of January 10, 1996 between the Company and the Bank of New York as Rights Agent ("Amendment No. 1"), the Rights Agreement was amended to provide that the acquisition of shares of Common Stock pursuant to a tender offer (the "Offer") made by Lockheed Martin Corporation on January 12, 1996 to acquire all the outstanding shares of the Company's Common Stock pursuant to the Offer or the consummation of the merger of the Company and LAC Acquisition Corporation will not (a) cause any person to become an Acquiring Person or, (b) cause a Distribution Date or a Stock Acquisition Date to occur or cause or require the distribution of any Rights Certificates to the record holders of Common Stock or, (c) give rise to a Triggering Event.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B thereto the Form of Rights Certificate and Amendment No. 1 thereto, are incorporated herein by reference in Exhibit 1 and Exhibit 2 hereto, respectively. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.  Exhibits.

         1. Rights Agreement, dated as of January 10, 1996, between Loral Corporation and The Bank of New York, as Rights Agent, which includes the Form of Certificate of Amendment to the Company's Restated Certificate of Incorporation with respect to the Series A Preferred Stock of the Company as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by
                  reference    to    Exhibit     10    of    the     Company's
                  Solicitation/Recommendation   Statement  on  Schedule  14D-9
                  dated January 12, 1996).

         2.         Amendment  No. 1  to the  Rights Agreement,  dated as   of
                  January 10, 1996, between Loral Corporation and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 11 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 dated January 12, 1996).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            LORAL CORPORATION


                                            By:/s/Eric J. Zahler
                                               Eric J. Zahler
                                            Vice President and
                                            General Counsel


Date: January 18, 1996

                                  EXHIBIT INDEX


Exhibit
Number            Description
-------           -----------

       1. Rights Agreement, dated as of January 10, 1996, between Loral Corporation and The Bank of New York, as Rights Agent, which includes the Form of Certificate of Amendment to the Company's Restated Certificate of Incorporation with respect to the Series A Preferred Stock of the Company as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as
                  Exhibit C  (incorporated  by reference     to     Exhibit
                  10    of    the     Company's Solicitation/Recommendation
                  Statement on Schedule 14D-9 dated January 12, 1996).

         2. Amendment No. 1 to the Rights Agreement, dated as of January 10, 1996, between Loral Corporation and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 11 of the Company's Solicitation/Recommendation Statement on
                  Schedule 14D-9 dated January 12, 1996).